UNITED STATES OF AMERICA
                        SECURITITES AND EXCHANGE COMISION
                              Washington D.D. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                         For the month of September 2004

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                    Yes |_|              No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

            The following document is being filed with this 6-K report and is attached hereto.

                  Quinenco Announces Creation of Rio Azul S.A.

[LOGO] QUINENCO S.A.

FOR IMMEDIATE RELEASE

For further information contact:

Cindi Freeman
Investor Relations Manager
Quinenco S.A.
(56-2) 750-7221
e-mail: cfreeman@lq.cl

                  QUINENCO ANNOUNCES CREATION OF RIO AZUL S.A.

September 7, 2004- Santiago, Chile. Quinenco S.A. (LQ:NYSE) reported to the Chilean Superintendency of Securities and Insurance (SVS) today that its Board of Directors had approved the creation of a wholly-owned subsidiary, Rio Azul S.A. Initial capital of Rio Azul S.A. will be Ch$2 bln (equivalent to approximately US$3.2 mln). Quinenco, in its communication to the SVS, stated that the creation of Rio Azul will facilitate the strategic segmentation of its investments.

Quinenco S.A., a leading Chilean business conglomerate, is the controlling entity of a portfolio of companies involved in financial services, food and beverage, telecommunications and manufacturing.

                                        #

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               QUINENCO S.A.


                                               By: s/s Luis Fernando Antunez
                                                  ------------------------------
                                               Name: Luis Fernando Antunez
                                               Title: Authorized Representative

Dated: September 8, 2004